SHENGKAI INNOVATIONS, INC.
No.106 Zhonghuan South Road, Airport Industrial Park
Tianjin, People’s Republic of China 300308

June 27, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Dale Welcome

Re:	Shengkai Innovations, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed September 20, 2012
File No. 1-34587

Dear Mr. Welcome,

We are responding to comments contained in the Staff letter, dated June 13, 2013, addressed to Mr. Wang Chen, the Company’s Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012 filed with the SEC on September 20, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2012

General

1.	We remind you to file your amended Form 10-K, as appropriate, including currently dated certifications that refer to the Form 10-K/A.

Response:

We have filed with SEC the Amendment No. 1 to our Annual Report on Form 10-K/A (“Form 10-K/A) for the year ended June 30, 2012, including currently dated certifications that refer to the Form 10-K/A.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies and Estimates, page 57

Accounting for the Impairment of Long-Lived Assets

2.
We note your response to prior comment 11, from our letter dated February 11, 2012. As previously requested, please also address in your critical accounting policy, in future filings, the level at which you assess impairment for each material asset class and explain how you consider significant declines in revenue and potential over-capacity in your assessment of PP&E.

Response:

In our Form 10-K for the year ended June 30, 2013 and future filings, in our critical accounting policy, we will address the level at which we assess impairment for each material asset class and explain how we consider significant declines in revenue and potential over-capacity in our assessment of PP&E. The expected wording to be added is as follows:

“The Company evaluates long-lived assets for impairment on an annual basis. For each category of fixed assets, the Company calculates their expected undiscounted cash flows derived from operations based on various relevant factors such as past operating history, annual production budget on those assets, economic projections, market trends, the relevant product development and life cycles, etc., and compares them with the current carrying amounts. In case the carrying amounts are substantially below the expected undiscounted cash flows and the value of such category is not anticipated to recover, the company will recognize the loss on fixed asset impairment. If there is impairment adjustment, the company will revise the net carrying amounts and the depreciation calculation of those impaired long-lived assets and update their net book value after impairment provision.”

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

(m) Cash and cash equivalents, page F-14

3.
We note your response to prior comment 18, from our letter dated February 11, 2013. Please confirm to us that there were no amounts of cash equivalents at each balance sheet date, or at any balance sheet date in subsequent quarterly filings, with original maturities greater than three months.

Response:

We hereby confirm that there were no amounts of cash equivalents at each balance sheet date, or at any balance sheet date in subsequent quarterly filings, with original maturities greater than three months.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Wang Chen

Wang Chen
Chief Executive Officer